GRANDVIEW GOLD INC. – "MANAGEMENT’S DISCUSSION AND ANALYSIS"
YEAR ENDED MAY 31, 2006

This year end Management Discussion and Analysis (“MD&A”) reviews the financial condition and results of operations of Grandview Gold Inc. (“Grandview” or the “Company”), formerly Consolidated Grandview Inc., for the year ended May 31, 2006 (“2006”). The MD&A should be read in conjunction with Grandview’s audited financial statements for 2006.

Grandview’s financial statements were prepared in accordance with accounting principals generally accepted in Canada (“Canadian GAAP”). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. A summary of the differences in Canadian GAAP and those generally accepted in the United States (“US GAAP”) which affects the Company is contained in Note 15 to the audited financial statements for 2006.

Forward Looking Statements

This MD&A includes certain forward-looking statements within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made.

Date of MD&A

This MD&A was prepared on August 25, 2006.

Controls and Procedures

Management has assessed the effectiveness of the Company's financial reporting disclosure controls and procedures as at May 31, 2006, and has concluded that such financial reporting disclosure controls and procedures were effective as at that date.

Overall Performance

Overview of Operations
Grandview is a mineral exploration company focused on creating value for shareholders by exploring and developing high-grade, gold properties in major gold camps of North America. Grandview continues to be involved in the acquisition, exploration and development of properties for the mining of precious metals in Ontario and Manitoba, Canada and Nevada, USA.

Pony Creek/Elliot Dome Properties
In March 2004, the Company identified these exploration properties with a geological report prepared in accordance with the National Instrument 43-101, and acquired an option to earn an interest in these properties, which now encompass 903 unpatented lode mining claims covering approximately 7,285 hectares or 28 square miles, located 28 miles southeast of Carlin in the southwest corner of Elko County, Nevada, USA, on the prolific gold-producing Carlin Trend (the "Pony Creek Property").

In July 2004, the Company entered into a letter agreement with Mill City Gold Corp. of Calgary (“Mill City”) to earn a 60% interest in the Pony Creek Properties. The agreement required that:

1.	Grandview issue 400,000 common shares to Mill City, which Grandview did in August 2004;

2.

Grandview spend or cause to be spent USD $500,000 on the Pony Creek Property by July 31, 2005. This condition was subsequently revised so that Grandview was required to spend USD $340,000 on the Pony Creek Property by December 31, 2005;

3.	Grandview spend or cause to be spent USD $1,000,000 on the Pony Creek Property by July 31, 2006;

4.

During this two-year period, Grandview and Mill City seek a joint-venture partnership with a major mining and exploration company (a “major”), to provide assistance with deep hole structural modeling as well as geological database development. In return for this assistance, the major will be offered a first right of refusal option to earn 60% in the Pony Creek Property by completing a bankable feasibility study;

5.	Mill City entered into a professional geological services contract with Grandview, however, this contract has since been terminated;

6.

If Grandview is able to achieve items 1 through 4 above, Mill City can elect to convert its 40% interest to a carried 20% carried interest. If Mill City does not convert to a carried interest, it is responsible for 40% of the costs of the project. There is a 4% net smelter return payable to an individual who owned the Pony Creek Property, which will be reduced to 2% after Mill City converts its interest in the property to a carried interest, and Grandview will be given the option to purchase another 1% from the Pony Creek Property prior to the commencement of commercial production for USD $1.5 million each for a total of USD $3.0 million; and

7.	If Grandview is not able to satisfy the conditions of finding a major, it can still earn the 60% interest by spending an additional USD $2.0 million by August 31, 2007.

In April 2005, Grandview announced an Option Agreement with Mill City relating to the Pony Creek Property in Nevada, which superseded the letter agreement described above, whereby Grandview now has the option to earn an undivided 60% interest in the Pony Creek Property by spending USD $3.5 million over three years and issuing Mill City an additional 118,500 shares of the Company. With the formalized relationship, Grandview has commenced an exploration program. If Grandview delivers a bankable feasibility study, Mill City must convert its 20% carried interest to a 20% participating interest.

In September 2005, Grandview announced that it began core drilling an initial 7,500 feet to test the gold mineralized system at a depth of 2,500 feet on the Pony Creek Property. A National Instrument 43-101 report on the Pony Creek Property prepared by a Qualified Person and dated March 18, 2004 is available on Grandview’s website (www.grandviewgold.com), which concluded that there is an Inferred Resource of 1,426,000 ounces of gold at a grade of 0.044 oz/ton.

On February 3, 2006, Grandview announced its assay results from a two-hole drilling program in 2005. Core hole PC-05-02/2A intersected 55 feet of 0.149 oz/ton (5.1 g/tonne) gold from 395 to 450 feet, including 0.365 oz/ton over 10 feet). Core hole PC-05-01 was drilled approximately 8000 feet northeast of PC-05-02/2A and intersected anomalous gold from 425 feet to the bottom at 1,135 feet, including intervals containing 1.33 g/tonne (735-740 feet) and 1.81 g/tonne (825-830 feet). The Company’s exploration objectives are to evaluate the existing inferred resource of 1,426,000 ounces of 0.44 oz/ton (based on 151 drill holes) and to drill test several Carlin-type, sediment-hosted gold targets. The Pony Creek Property has the potential to develop extensive, shallow, low-grade gold, as demonstrated by the historic drilling, as well as much higher-grade, carbonate-hosted breccia ore at depth. A third hole will be part of the 2006 drilling season.

Red Lake Property

Grandview owns a 100% interest in eight mining claims in southeast Dome Township covering approximately 60 hectares (the "Red Lake Property"), 2.5 km from Goldcorp’s mine in Red Lake located in the District of Kenora in northwest Ontario.

On July 20, 2005, Grandview announced that it signed a letter of intent to enter into an option and joint venture with agreement with Goldcorp Inc., whereby Goldcorp will operate at Grandview’s Red Lake Property and will fund exploration activities. Goldcorp may earn a 60% interest in the Red Lake Property by incurring expenditures of $100,000 within 18 months of signing the agreement.

Bissett Lake

In April 2005, Grandview announced that it completed the acquisition a 100% interest in 11 strategically located mining claims, comprising 234 hectares located on the Rice Lake greenstone belt that hosts a number of gold deposits in the central area of Bissett Gold Camp near the Manitoba/Ontario border and approximately 240 km northeast of Winnipeg. Three of the 11 claims have existing mine shafts and known mineralization. The Bissett Gold Camp has a history of exploration dating back to the 1930s and approximately USD $100 million has been spent on a modern mill at the nearby mine. Grandview intends to study existing drilling data and determine an exploration program including a geophysical modeling survey to depths of 2,000 feet.

Gem Gold Property

On September 30, 2005, Grandview and Marum Resources Inc. (TSX-V:MMU) announced that they entered into an option agreement to jointly explore Marum’s wholly-owned Gem gold property, which consists of seven claims covering 1,594 hectares at the eastern end of Manitoba’s Rice Lake Greenstone Belt. Grandview can earn a 50% interest in the property by performing a cumulative amount of $125,000 of exploration work by September 30, 2006, and $250,000 by September 30, 2007, including a high resolution aeromagnetic survey by March 31, 2006. The Gem property is considered to be extremely prospective for gold on the basis of previous surface prospecting work.

Dixie Lake Property

This property comprises approximately 1,790 hectares in 50 claims (the "Dixie Lake Property"). In October 2005, Grandview announced that it signed a definitive option agreement with Fronteer Development Group (TSX:FRG; AMEX:FRG) to allow Grandview to earn a 51% interest in the Dixie Lake Property, which is 25 km southeast of Red Lake, Ontario and 25 km south of Placer Dome’s Campbell mine and Goldcorp Inc.’s Red Lake mine, and was previously operated by Newmont Mining Corp. and Teck Corporation. The Dixie Lake Property, fits within Grandview’s strategy to aggressively explore the Red Lake/Rice Lake greenstone belts with its existing Red Lake and Bissett gold camp properties. Grandview can earn the 51% interest by incurring exploration expenditures of $300,000, assuming payments of $75,000 to the underlying property vendor, and issuing 160,000 shares of Grandview to a third party as a finder’s fee. Grandview considers the Dixie Lake Property as a mid-stage exploration property with established gold resource, and conducted core diamond drilling on the property up to December 2005.

On February 22, 2006, Grandview announced assay results for its 2005, 16-hole core drilling program. Core hole DL509 intersected 4.0 g/t Au over 7 meters including an interval of 9.53 g/t over 0.9 m and 3.32 g/t over 1.9 m. Twelve of the 16 drill holes were designed to test the lateral and vertical extensions to the 88-04 Zone shoot, where over 20,500 m of drilling has been done since it was discovered in 1988. Results point to two high-priority targets.

An Independent Technical Report prepared by SRK Consulting following guidelines of NI 43-101 “Standards of Disclosure for Mineral Projects” dated January 2006, was filed on www.sedar.com on February 28, 2006 and is also available at www.grandviewgold.com. Grandview is planning an additional 4,500 meters of drilling in 2006, including an initial phase of 2,500 m for eight preliminary targets.

Private Placements

On August 31, 2005, September 15, 2005 and October 19, 2005, Grandview completed a private placement offering in three tranches resulting in the placement of a total of 1,389,424 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $1.75, at the subscription price of $1.25 per unit and 1,620,000 flow through common shares at $1.25 per flow through common share for total gross proceeds of $3,761,780. The proceeds from the offering were used by Grandview to fund its exploration programs on its Canadian and US properties and for general working capital.

On March 27, 2006, Grandview completed a private placement offering of 3,985,974 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $1.75, at the subscription price of $1.10 per unit for total gross proceeds of $4,384,571. The proceeds from the offering were used by Grandview to fund its exploration programs on its Canadian and US properties and for general working capital.

Stock Market Listing

With the financing completed in March 2006, Grandview met all the conditions set out for listing on the Toronto Stock Exchange ("TSX"), and on April 5, 2006, its common shares started trading on the TSX under the symbol GVX. The Company announced at the same time that it would de-list from the Canadian Trading & Quotation System (CNQ).

With a growing business in the United States, Grandview has also listed its securities publicly on the NASDAQ OTC Bulletin Board, under the symbol GVGDF.

Subsequent Events

On July 11, 2006 the Company retained Connect Capital Limited ("CCL") and Connect Corporate Communications Inc. ("CCCI" with CCL and CCCI being referred to herein collectively as the “Connect Group”) to assist with investor and public relation services on behalf the Company. CCL and CCCI will each receive a monthly retainer of US$10,000 for an 18-month term subject to termination by the Company with 30 days written notice. The Company issued as compensation to CCL an option to purchase 500,000 common shares at an exercise price of $1.10 per share for the term of the agreement.

On July 11, 2006 the Company also retained the services of Mr. Ted Markovitz as a capital markets consultant. Under the terms of the agreement, Mr. Markovitz received an option to purchase 100,000 common shares at an exercise price of $1.10 per common share for a period of 12 months.

On July 11, 2006, the Company issued to a consultant an option to purchase 50,000 common shares at an exercise price of $1.10 for a period of 12 months.

On July 13, 2006, Raymond Pecoskie, stepped down as President and Chief Executive Officer but Mr. Pecoskie continues to manage the Nevada drilling program on a contract basis. Mr. Michael Hitch, a director of Grandview, was appointed to the position of interim Chief Executive Officer and will be overseeing the operations of Grandview until the selection process for a new President and Chief Executive Officer is completed.

Results of Operations

Year 2006
Grandview incurred a lower net loss for 2006 of $1,003,216, compared with $1,485,564 for the corresponding period last year (2004 - $1,058 income), due primarily to the recognition of a future income tax recovery of $731,430 during 2006. The future income tax recovery and related future tax asset resulted from the carry-forward of non-capital losses, used to reduce the future income tax liability created by the renunciation of eligible flow-through expenditure under the Canada Revenue Agency flow-through program.

The beneficial impact of the future income tax recovery on the loss incurred during 2006 was offset by increased investor relations, business development and reporting issuer maintenance costs, increased professional fees and a significant increase in office and administration expenses. Total expenses for 2006 were $1,564,464, compared with $1,485,564 for the corresponding period last year (2004 - $84,809).

The Company also considered merger and acquisition proposals during 2006 that were deemed to not meet the Company’s minimum valuation requirements. Expenditure relating to these activities was $170,000 for 2006, compared with $nil for the corresponding period last year (2004 - $nil).

Management considers the loss incurred during 2006 to be in reasonable proportion to the magnitude of its significantly increased expenditures on exploration activities at several North American properties.

Grandview’s asset base and financial condition improved significantly since the same period the previous year as a result of the Company raising capital through private placements and the capitalization of exploration expenditures.

	Year Ended	Year Ended
	May 31, 2006	May 31, 2005
Revenue	$ 0	$ 0
Expenses	1,564,646	1,485,564
Net income (loss)	(1,003,216)	(1,485,564)
Net income (loss) per share	(0.07)	(0.14)
Cash flows from (used in) operating activities	(992,736)	(645,360)
Cash and cash equivalents, end of period	3,802,800	244,067
Assets	7,651,243	943,727

Summary of Quarterly Results

The following tables set out financial performance highlights for the past eight quarters.

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
	May 31, 2006	Feb. 29, 2006	Nov. 30, 2005	Aug. 31, 2005
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	507,216	476,368	325,157	255,905
Net income (loss)	54,214	(476,368)	(325,157)	(255,905)
Net income (loss) per share	(0.00)	(0.03)	(0.02)	(0.02)
Cash flows from (used in) operating	(438,508)	(203,098)	(216,363)	(134,767)
activities
Cash and cash equivalents, end of	3,802,800	1,118,828	1,812,367	2,386,005
period
Assets	7,651,243	4,176,311	4,332,979	3,334,646

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
	May 31, 2005	Feb.28, 2005	Nov.30, 2004	Aug.31, 2004
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses (recovery)	641,467	455,589	339,897	48,611
Net income (loss)	(641,467)	(455,589)	(339,897)	(48,611)
Income (loss) per share	(0.06)	(0.04)	(0.03)	(0.01)
Cash flows from (used in)	(189,994)	(244,779)	(130,520)	(80,067)
operating activities
Cash and cash equivalents, end	244,067	582,862	31,710	33,379
of period
Assets	943,727	813,810	267,221	212,813

Liquidity and Capital Resources

As a result of Grandview’s equity financings, the Company’s working capital on May 31, 2006, was $3,813,975, compared with $151,475 on May 31, 2005, and the cash balance on May 31, 2006, was $3,802,800, compared with $244,067 on May 31, 2005.

Since May 31, 2005, Grandview has raised approximately $8.2 million in private placements (refer the section Private Placements for a discussion of the placements completed during 2006). While Grandview is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

Grandview is committed to spending $1.55 million on exploration costs during calendar 2006 as part of its flow-through funding arrangements in fiscal 2006 to date. Management believes that it can continue operations during fiscal year 2006 with Grandview’s current and anticipated capital resources.

Off-Balance-Sheet Arrangements

See description of option agreements under Overview of Operations.

Related Party Transactions

On June 1, 2004, the Company entered into a management agreement with a company owned by Raymond Pecoskie (the then President and Chief Executive Officer of the Company). Mr. Pecoskie’s company provides management and consulting services to the Company in exchange for $11,682 per month. The total current year payments of $140,184 for 2006 (2005 - $140,184; 2004 - $nil) are included in management services expense for the year. Management services expense for 2006 also includes $44,993 (2005 - $105,558; 2004 - $nil) in consulting fees and travel expenses paid to Mr. Pecoskie and Mr. Pecoskie’s company. Included in prepaid expenses is $11,682 paid for management services provided by Mr. Pecoskie in June 2006.

Consulting fees of $12,000 was paid to the Chief Financial Officer of the Company during 2006, compared with $nil for the corresponding period last year (2004 - $nil).

Proposed Transactions

There are no proposed transactions at this time, other than those described under Subsequent Events.

Critical Accounting Estimates

Grandview did not rely on any critical accounting estimates in the most recent fiscal quarter.

Changes in Accounting Policies

There were no changes to accounting policies in the most recent fiscal quarter.

Financial and Other Instruments

At the close of the most recent fiscal period, the financial instruments of the Company consisted of accounts receivable, accounts payable and accrued liabilities. Grandview does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair values of all its financial instruments approximate their carrying values.

Risks and Uncertainties

At the present time, Grandview does not hold any interest in a mining property in production. Therefore, the Company’s viability and potential success lies in its ability to develop, exploit and generate revenues from potential mineral deposits discoveries resulting from planned exploration programs on its properties or its option agreements. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious metal prices and by the relationship of such prices to the production costs. Such prices have fluctuated widely in the past, affected by numerous factors beyond the Company’s control.

Grandview has limited financial resources and there are no assurances that additional funding will be available for further exploration and development of it projects or to fulfill its obligations under applicable option agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain such additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such property interest.

Disclosure of Outstanding Share Data

Grandview’s common shares are traded on the Toronto Stock Exchange under the symbol GVX, and on the Over-The-Counter Bulletin Board (OTCBB) under the symbol GVGDF. The Company is authorized to issue an unlimited number of shares. As of August 25, 2006, the Company had outstanding 19,086,892 common shares; 3,435,238 warrants; and 1,850,000 stock options.

Additional Information

Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.grandviewgold.com.